NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

CVS Health Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 16, 2024 email sent by Kyle Seeley, Head of Stewardship, New York State Common Retirement Fund

CVS Health Corporation

VOTE FOR Item 5

Stockholder Proposal Requesting a Worker Rights Assessment

Filed by the New York State Common Retirement Fund

and Trillium ESG Global Equity Fund

Annual Meeting: May 16, 2024

New York State Comptroller Thomas P. DiNapoli and Trillium Asset Management urge CVS Health Corporation shareholders to vote “FOR” Item 5 on the proxy, the stockholder proposal requesting a worker rights assessment.

CVS’s failure to respect workers’ rights in accordance with its stated commitments may expose the company to meaningful reputational, legal, and operational risks, and may negatively impact long-term shareholder value. CVS’s Board of Directors has a responsibility to oversee management’s compliance with the company’s commitments. We believe the requested assessment will enable the Board to provide informed oversight and provide shareholders with necessary transparency regarding management’s adherence to CVS’s human rights commitments.

Support “FOR” Item 5 Is Warranted Because:

While CVS states it conducts human rights impact assessments, it fails to disclose the results of such assessments or how the company is upholding its labor commitments.

•	CVS has not publicly disclosed the results of any of its human rights impact assessments, including any assessments of its practices with respect to freedom of association or collective bargaining, and what, if any, changes have been made to its policy or practices because of such assessments – despite alleging in its Opposition Statement that it discloses information related to these principles.
•	CVS should assess its potential human rights impacts and take action to prevent or mitigate potential impacts, track and communicate its performance, as well as have processes in place to provide or enable remedy to those harmed, in the event the company causes or contributes to a negative impact.
•	In addition, in line with the UN Guiding Principles, CVS should report on the strategies and practices it employs to ensure it is effectively implementing its labor principles and commitment to respect freedom of association and collective bargaining, including how CVS monitors compliance, the KPIs CVS uses to determine effectiveness, and how CVS responds when it identifies practices inconsistent with its policies and commitments.

Without further detailed disclosures from CVS regarding the results of its human rights impact assessments, investors are unable to conduct their own human rights due diligence and determine the efficacy of CVS’s actions to manage human rights risk.

CVS’s current reporting fails to address these points and therefore, an independent assessment would provide shareholders with vital information on management’s compliance with CVS’s labor principles and human rights commitments.

Because of CVS’s human rights commitments, its assessments should integrate analyses beyond compliance with U.S. law.

•	CVS’s argument that it complies with all applicable laws is inadequate and fails to address how the company adheres to its own international human rights standards of freedom of association and collective bargaining commitments.
•	CVS’s Human Rights Policy states that it is fundamentally committed to respecting and supporting internationally recognized human rights that all people are entitled to, including the fundamental labor principles of freedom of association and the right to collective bargaining. Additionally, the Policy acknowledges the widely accepted standards of fair treatment and non-discrimination, including those set forth in the International Labour Organizations (ILO) Declaration on Fundamental Principles and Rights at Work. Further, the company commits to complying with the United Nations Guiding Principles on Business and Human Rights (UN Guiding Principles).
•	CVS also states that “In cases where local laws are in conflict with international human rights standards, we comply with applicable laws while seeking ways to meet the underlying international human rights principles.”
•	Based on its own Policy, the company should seek ways to honor the principles of internationally recognized freedom of association and collective bargaining—not merely state that it is in compliance with U.S. law.

An independent assessment would provide shareholders with information on not just CVS’s compliance with U.S. law, but also international labor standards, information that is currently not available to investors.

CVS continues to face numerous labor rights and workforce controversies.

•	In 2023, the NLRB ruled that CVS violated federal labor law by granting wages during an organizing campaign and a CVS election observer engaged in objectionable conduct when engaging employees on the union election.
•	In 2023, CVS pharmacy workers staged protests to draw attention to inadequate staffing and increasing work requirements which they say made it harder to do their jobs safely. Since then, there have been organizing campaigns to create the first national pharmacy union in the U.S.
•	Failing to respect workers’ rights in accordance with applicable law and stated human rights commitments may present reputational, legal, and operational risks to CVS’s long-term value.

An independent assessment would offer valuable insights into the effectiveness of CVS's labor commitments and its response to workforce controversies.

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For questions, please contact Kyle Seeley at the New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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IMPORTANT TRILLIUM NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.